UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated April 16, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Yael Peretz
Yael Peretz
VP General Counsel

Dated: April 16, 2012

BluePhoenix Solutions Amends Refinancing Agreement to Allow
conversion of Loan into Equity Based on 30 Trading Days Average Price on
NASDAQ

HERZLIYA, April 16, 2012 -- BluePhoenix Solutions (NASDAQ: BPHX), the leading provider of value-driven legacy IT modernization solutions, announced today that it has entered into an amendment of an agreement to refinance $5 million loan.

On March 20, 2012, the Company announced that it entered into set of agreements with its three major shareholders, for assignment of a $5 million loan extended to the Company by a third party to the three major shareholders, amendment of the terms of such loan and agreement to raise a debt of $0.5 million of new debt through a bridge loan.

On April 15, 2012, the Company and the three shareholders entered into an agreement for additional amendment of the terms of the assigned loan. The amendment includes the three shareholders’ right to convert the outstanding amount of the loan assigned to them and accrued interest into ordinary shares of the Company not later than 120 days following the consummation of the transaction with the three major shareholders. The number of ordinary shares to be issued will be calculated according to the lower of 30-day volume weighted average price per share of the Company’s ordinary shares traded on the Nasdaq stock market two trading-days prior to the closing date of the transaction and $3 per share. The foregoing is in addition to the three shareholders’ right to convert the principal amount of the loan and the accrued interest into ordinary shares at any time that the loan is outstanding at a price of $3 per share as described in the Company’s previous announcement.

Under the agreement entered into with the three shareholders as announced by the Company on March 20, 2012, the Company undertook to issue to the three shareholders ordinary shares in an aggregate amount equal to 18.7% of the Company’s outstanding share capital as of the date of issuance. In case that a shareholder elects to convert the amount of the loan and accrued interest into ordinary shares within 120 days following the consummation of the transaction as described above, such shareholder shall not be entitled to its portion of the 18.7% issuance.

As described in the Company’s previous announcement, consummation of the transactions is also subject to the approval of the Company’s shareholders.

About BluePhoenix Solutions

BluePhoenix Solutions, Ltd. (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. BluePhoenix has 10 offices in the USA, UK, Italy, Romania, Russia, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects”, “predicts”, “intends,” the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the failure of the Company's shareholders to approve the transactions described above; the failure of the banks holding the first lien on the Company's assets to consent to the transactions described above; the failure to successfully defend claims brought against the Company; the failure of the Company to pursue other capital raising transactions; the failure of the company to repay its debts to lenders and banks; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the failure of the Company to successfully integrate acquired assets or entities under M&A transactions pursued by the Company into the Company’s business as anticipated; the failure to achieve the anticipated synergies from such acquisitions; the incurrence of unexpected liabilities relating to the mergers and acquisitions pursued by the Company from time to time; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:

Nir Peles
BluePhoenix Solutions
+972-9-9526110
 NPeles@bphx.com